Exhibit 2.2

Execution Version

SUPPORT AGREEMENT

SUPPORT AGREEMENT (this “Agreement”) dated as of April 13, 2012, by and among Fanatics, Inc, a Delaware corporation (“Parent”), Sweet Tooth Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”), and Ross Tannenbaum (“Shareholder”), an owner of Common Shares of Dreams, Inc., a Utah corporation (the “Company”).

WHEREAS, as of the date hereof, Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 7,830,515 shares of the Company’s Common Stock, no par value per share (all such directly owned Common Shares and other Equity Interests of the Company that are outstanding as of the date hereof or that may hereafter be acquired pursuant to acquisition by purchase, conversion or exercise of any security convertible into or exercisable for any Equity Interest in the Company, stock dividend, distribution, stock split, split-up, combination, merger, consolidation, reorganization, recapitalization, combination or similar transaction, being referred to herein as the “Subject Shares”);

WHEREAS, as a condition to their willingness to enter into the Agreement and Plan of Merger (the “Merger Agreement”) dated as of the date hereof by and among Parent, the Purchaser and the Company, Parent and the Purchaser have requested that Shareholder, and in order to induce Parent and the Purchaser to enter into the Merger Agreement, Shareholder has agreed to, enter into this Agreement;

WHEREAS, capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

AGREEMENT TO VOTE

Section 1.1 Voting of Subject Shares.

(a) Shareholder agrees to vote or provide a written consent in respect of (or cause the holder of record on any applicable record date to vote or provide a written consent in respect of) all of the Subject Shares in connection with any meeting of the shareholders of the Company, including any class of shareholders (and at every adjournment or postponement thereof), or any action by written consent in lieu of a meeting of shareholders of the Company, including any class of shareholders (i) in favor of the approval of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and the approval of any other matter that is required to be approved by the shareholders of the Company in order to effect the transactions contemplated by the Merger Agreement and (ii) against (A) any agreement or arrangement constituting or related to any Acquisition Proposal, (B)

any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries and (C) any other action, proposal or agreement that would reasonably be expected, to interfere with or delay the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and in connection therewith, Shareholder shall execute any documents which are necessary or appropriate in order to effectuate the foregoing. Shareholder shall (or shall cause the holder of record on any applicable record date to) appear at any meeting of shareholders called to approve the Merger Agreement or otherwise cause the Subject Shares (to the extent that any of Shareholder’s Subject Shares are not purchased in the Offer) to be counted as present thereat for purposes of establishing a quorum.

(b) In furtherance of the foregoing, Shareholder hereby irrevocably grants to, and appoints, until the termination of this Agreement, Parent and any person or persons designated in writing by Parent, and each of them individually, as Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Shareholder, to vote all of the Subject Shares, or grant a written consent in respect of the Subject Shares, or execute and deliver a proxy to vote or grant a written consent in respect of the Subject Shares, on the matters and in the manner specified in Section 1.1(a) of this Agreement (but not on any other matters, other than motions to adjourn and other matters incident to the conduct of any meeting of shareholders). Shareholder represents and warrants to Parent that any proxies heretofore given by it in respect of the Subject Shares are not irrevocable, and that any such proxies are hereby revoked, and Shareholder agrees to provide a written notice of revocation of such proxies to the relevant proxy holders (if any).

(c) Shareholder hereby affirms that the irrevocable proxy set forth in Section 1.1(b) is given in connection with, and in consideration of, the execution of the Merger Agreement by Parent and the Purchaser, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may not be revoked but may be terminated upon the valid termination of this Agreement. Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 16-10A-722 of the Utah BCA until the termination of this Agreement in accordance with its terms and shall automatically terminate upon termination of this Agreement. The parties acknowledge that this Agreement is a voting agreement as defined in Section 16-10a-731 of the Utah BCA.

Section 1.2 No Transfers; No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, Shareholder shall not, directly or indirectly, (i) transfer (which term shall include any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of the Subject Shares or any interest therein (except where the transferee or third party agrees in writing to be bound by the terms hereof), or create or permit to exist any Lien that would prevent Shareholder from voting the Subject Shares in accordance with this Agreement or from complying with its other obligations under this Agreement, other than any restrictions imposed by applicable Law on any such Subject Shares, (ii) enter into any contracts inconsistent with the terms of this Agreement with respect to any transfer of Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares relating to the subject matter hereof, (iv) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares, or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby (any of the actions set forth in clauses (i) through (v) above, and any conversion, exchange or other disposition of the Subject Shares in connection with an Acquisition Proposal being referred to in this Agreement as a “Transfer”). Notwithstanding the foregoing, this Agreement shall not prohibit a transfer of Subject Shares by Shareholder to any family member or trust for the benefit of any family member so long as the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the parties hereto a written consent reasonably acceptable to Parent memorializing such agreement. To the extent the Subject Shares are represented by certificates, Shareholder shall make available to the Company such certificates in order for the Company to mark such certificates with legends required by the Utah BCA regarding the foregoing Transfer restrictions.

Section 1.3 Shareholder Profit.

(a) In the event that the Merger Agreement shall have been terminated under circumstances in which a Breakup Fee is payable or may be payable by the Company to Parent pursuant to Section 7.3 of the Merger Agreement, Shareholder shall pay to Parent an amount equal to 50% of Shareholder’s Profit (determined in accordance with Section 1.3(b) below) from the Transfer of any Subject Shares pursuant to an Acquisition Proposal (including a Superior Proposal) that was publicly proposed or disclosed prior to the Company Shareholders Meeting and not publicly withdrawn at the time of the Company Shareholders Meeting, so long as the agreement with respect to such Acquisition Proposal is entered into or consummated within twelve months of the termination of the Merger Agreement. Payment of the foregoing amount by Shareholder shall be made promptly upon the receipt by Shareholder of the proceeds from such Transfer of Subject Shares.

(b) For purposes of this Section 1.3, the “Profit” of Shareholder with respect to any Transfer in connection with an Acquisition Proposal shall equal (A) the aggregate consideration received by Shareholder for or on account of the Subject Shares that were Transferred as described in Section 1.3(a) (including extraordinary distributions directly or indirectly made in connection with any Acquisition Proposal), valuing any non-cash consideration (including any residual interest in the Company) at its fair market value on the date of such consummation, less (B) any exercise price or similar expense with respect to any warrants, options, conversion rights or similar rights constituting Subject Shares and reasonable costs or expenses incurred by Shareholder or its Affiliates in connection with such Transfer, and less (C) the product of (y) the Merger Consideration and (z) the number of Subject Shares so Transferred (on an as-exercised or as-converted basis, as applicable, with respect to any warrants, options, conversion rights or similar rights constituting Subject Shares).

(c) In the event that (i) prior to the Effective Time, an Acquisition Proposal shall have been made and (ii) the Effective Time shall have occurred and Parent or the Purchaser, for any reason, shall have increased the amount of Merger Consideration payable above that set forth in the Merger Agreement as in effect on the date hereof (the “Original

Merger Consideration”), then Shareholder shall pay to Parent an amount in cash equal to (x) 50% of (y) (A) the aggregate consideration actually received by Shareholder for or on account of the Subject Shares as a result of the Merger Agreement, as amended, determined as of the Effective Time, valuing any non-cash consideration (including any residual interest in the Company) at its fair market value at the Effective Time, less (B) the aggregate exercise price or similar expense with respect to any warrants, options, conversion rights or similar rights constituting Subject Shares paid or forgone by Shareholder in connection with such exercise, conversion or similar event, and less (C) the aggregate Original Merger Consideration that Shareholder would have received for or on account of the Subject Shares pursuant to the Merger Agreement as in effect on the date hereof.

(d) For purposes of determining the fair market value of any non-cash consideration to be considered pursuant to this Section 1.3:

(i) The fair market value of securities listed on a national securities exchange (“Traded Securities”) shall be equal to the average closing price per share of such security as reported on the composite trading system of such exchange for the five trading days ending on the trading day immediately prior to the date of the value determination (the “Valuation Period”); and

(ii) The fair market value of consideration which is other than cash or Traded Securities shall be determined by a nationally recognized independent investment banking firm mutually agreed upon by Parent and Shareholder within ten Business Days of the event requiring selection of such investment banking firm; provided, however, that if the parties are unable to agree within two Business Days after the date of such event as to the investment banking firm, then the parties shall each select one firm, and those firms shall select a third investment banking firm, which third firm shall make such determination; provided, further, that the fees and expenses of such investment banking firms shall be borne equally by Parent and Shareholder. The determination of the investment-banking firm shall be binding upon the parties.

(e) Any payment to be made by Shareholder pursuant to Section 1.3(a) or Section 1.3(c) shall be paid in the same proportion of cash and non-cash consideration as the aggregate consideration received by Shareholder in the Acquisition Proposal.

(f) Shareholder shall not engage in any transaction with respect to the Subject Shares with the primary purpose of depriving Parent of the intended benefits of this Agreement.

(g) Neither Parent nor Shareholder shall, or shall permit any of their respective Affiliates to, engage in any Prohibited Activity with respect to any subject Traded Securities during an applicable Valuation Period. “Prohibited Activity” means (i) any acquisition or disposition, in open market transactions, private transactions or otherwise, during the Valuation Period of any of the subject Traded Securities or any securities convertible into or exchangeable for or derivative of the subject Traded Securities or (ii) any other action taken intentionally for the purpose of manipulating the price of the subject Traded Securities during the Valuation Period.

Section 1.4 Dissenters’ Rights. Shareholder hereby waives and agrees not to exercise any right to dissent in respect of Subject Shares which may arise with respect to the Merger under Part 13 of the Utah BCA or otherwise.

Section 1.5 Non-Solicitation. Shareholder shall not, and shall direct and use commercially reasonable efforts to cause its Affiliates and representatives not to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing information) any third party to make an Acquisition Proposal or assist any third party in preparing or soliciting an offer relating in any way to an Acquisition Proposal.

Section 1.6 Documentation and Information. Shareholder (i) consents to and authorizes the publication and disclosure by Parent, the Purchaser or the Company of Shareholder’s identity and holding of Subject Shares, and the nature of its commitments, arrangements and understandings under this Agreement, in any press release, the Company Proxy Statement, and any other disclosure document required in connection with the Merger Agreement, the Merger and any transactions contemplated by the Merger Agreement, and (ii) agrees to give to Parent as promptly as practicable any information related to the foregoing that Parent may reasonably require for the preparation of any such disclosure documents. Shareholder agrees to notify Parent as promptly as practicable of any required corrections with respect to any written information supplied by Shareholder specifically for use in any such disclosure document, if and to the extent Shareholder becomes aware that any such information shall have become false or misleading in any material respect.

Section 1.7 Changes to Shares. In the event of any stock dividend or distribution, or any change to the Shares by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or any other similar transaction, the term “Shares” as used in this Agreement shall be deemed to refer to and include the Shares and all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in the relevant transaction.

Section 1.8 Representations and Warranties. Shareholder represents and warrants to Parent and the Purchaser as follows:

(a) Shareholder (i) is the sole record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has, and at the time of the Company Shareholders Meeting will have, good and marketable title to, the Subject Shares, free and clear of any and all Liens, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances whatsoever on title, transfer, or exercise of any rights of a shareholder in respect of such Subject Shares (collectively, “Encumbrances”) except for Encumbrances arising hereunder; (ii) does not own, of record or beneficially, any shares of capital stock of the Company (or rights to acquire any such shares) other than the Subject Shares; and (iii) has the sole right to vote and dispose of, and holds sole power to issue instructions with respect to, the matters set forth in this Agreement with no material limitations, qualifications or restrictions on such rights, subject to applicable federal securities law and the terms of this Agreement.

(b) This Agreement has been duly and validly executed and delivered by Shareholder and, assuming this Agreement constitutes a valid and binding obligation of each of Parent and the Purchaser, constitutes a legal, valid and binding agreement of Shareholder enforceable against Shareholder in accordance with its terms.

(c) The execution, delivery and performance by Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) conflict with, or result in the breach or termination of or constitute a default (with or without the giving of notice or the lapse of time or both) under (A) to the extent applicable, any provisions of the organizational documents of Shareholder or (B) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation of any kind to which Shareholder is a party or by which the Subject Shares are bound, or (ii) violate, or require any consent, approval, or notice under (other than any consent, approval or notice that may be required under the HSR Act), any provision of any judgment, order or decree or any federal, state, local or foreign statute, Law applicable to Shareholder or any of the Subject Shares.

ARTICLE II

MISCELLANEOUS

Section 2.1 Notices. All notices, consents and other communications hereunder shall be addressed to all other parties to this Agreement and to the Company in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by confirmed facsimile or email transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows:

(a)	if to Parent or the Purchaser, to:

Fanatics, Inc.

5245 Commonwealth Avenue

Jacksonville, FL 32254

Tel: (904) 421-8143

Fax: (904) 421-5238

Attention: Alan Trager

with a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Tel: (215) 963-5000

Fax: (215) 963-5001

Attention: Richard B. Aldridge

Benjamin R. Wills

(b)	if to Shareholder, to:

Ross Tannenbaum

2 South University Drive

Plantation, Florida 33324

Tel: (954) 377-0002

Fax: (954) 475-8785

with a copy to:

Roetzel & Andress, LPA

350 East Las Olas Blvd., Suite 1150

Fort Lauderdale, FL 33301

Tel: (954) 462-4150

Fax: (954) 462-4260

Attention: Joel D. Mayersohn

Clint J. Gage

(c)	if to the Company, to:

Dreams, Inc.

2 South University Drive

Plantation, Florida 33324

Tel: (954) 377-0002

Fax: (954) 475-8785

Attention: Ross Tannenbaum

with a copy to:

Roetzel & Andress, LPA

350 East Las Olas Blvd., Suite 1150

Fort Lauderdale, FL 33301

Tel: (954) 462-4150

Fax: (954) 462-4260

Attention: Joel D. Mayersohn

Clint J. Gage

or to such other address, email address or facsimile number for a party as shall be specified in a notice given in accordance with this section; provided, that any notice received by facsimile or email transmission or otherwise at the addressee’s location on any Business Day after 5:00 P.M. (addressee’s local time) shall be deemed to have been received at 9:00 A.M. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this section shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this section. A party’s rejection or other refusal to accept notice hereunder or the inability of another party to deliver notice to such party because of such party’s changed address or facsimile number of which no notice was given by such party shall be deemed to be receipt of the notice by such party as of the date of such rejection, refusal or inability to deliver. Nothing in this section shall be deemed to constitute consent to the manner or address for service of process in connection with any legal proceeding, including litigation arising out of or in connection with this Agreement.

Section 2.2 Further Assurances. Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional documents as Parent or the Purchaser may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 2.3 Termination. This Agreement shall terminate in its entirety upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time or (iii) any reduction of the Merger Consideration or any amendment to the Merger Agreement in a manner materially adverse to Shareholder; provided, however, the provisions of Sections 1.3 (Shareholder Profit) and 1.4 (Dissenters’ Rights) shall survive a termination of this Agreement pursuant to clauses (i) or (ii) above, and Sections 1.8 (Representations and Warranties) and this Article II (Miscellaneous) shall survive any termination of this Agreement. Notwithstanding anything in this Section 2.3 to the contrary, termination of this Agreement shall not prevent any party hereto from seeking any remedies (at Law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement.

Section 2.4 Amendments and Waivers.

(a) The parties hereto may only modify or amend this Agreement by a written agreement executed and delivered by duly authorized signatories of the respective parties.

(b) Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party expressly granting such waiver, which expressly states that it is intended to waive a right hereunder, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 2.5 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated by this Agreement or the Merger Agreement are consummated.

Section 2.6 Binding Effect; Benefit; Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors (including by operation of law) and permitted assigns.

Section 2.7 Governing Law. This Agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware (other than with respect to matters relating to fiduciary duties of the Company Board, the Merger, the Utah BCA and any other matters mandatorily governed by Utah law, with respect to which Utah law shall apply), without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 2.8 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement.

Section 2.9 Jurisdiction. Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement in any court other than the Delaware Court of Chancery or, if the Delaware Court of Chancery lacks subject matter jurisdiction, in any other court of the State of Delaware and any Federal court sitting in the State of Delaware and (d) agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the Delaware Court of Chancery, any other court of the State of Delaware and any Federal court sitting in the State of Delaware. Each of Parent, the Purchaser and each Shareholder agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 2.10 Service of Process. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 2.9 hereof in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to such party’s address as specified in or pursuant to Section 2.1 hereof. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 2.11 Entire Agreement; Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 2.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 2.13 Specific Performance. Shareholder acknowledges and agrees that Parent and the Purchaser would be irreparably and immediately harmed and could not be made whole by monetary damages in the event of any breach by Shareholder of this Agreement. It is accordingly agreed that (a) Shareholder will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (b) Parent and the Purchaser shall be entitled, in addition to any other remedy to which they may be entitled at Law or in equity, to compel specific performance of this Agreement in any action instituted in accordance with this Agreement.

Section 2.14 No Obligation as a Director, Officer or Fiduciary. Shareholder makes no agreement or understanding herein in any capacity other than in its capacity as a record holder and/or beneficial owner of the Subject Shares. Nothing in this Agreement shall prevent any action or inaction by Shareholder or any representatives of Shareholder in their respective capacities as a director, officer or other fiduciary of the Company.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first above written.

FANATICS, INC.

By:	/s/ Thomas Baumlin
Name: Thomas Baumlin
Title: Chief Financial Officer

SWEET TOOTH ACQUISITION CORP.

By:	/s/ Thomas Baumlin
Name: Thomas Baumlin
Title: Chief Financial Officer

SHAREHOLDER:

/s/ Ross Tannenbaum

Ross Tannenbaum